                                                                 EXHIBIT (4)(f)

                          AIG LIFE INSURANCE COMPANY

                                  ENDORSEMENT
                              CANCELLATION OPTION

This Endorsement has been added to and made a part of the Certificate to which it is attached.

This Endorsement allows the Owner the option to surrender the Annuity Certificate within [six (6) months] of the Certificate Date ("Cancellation Period"). A cancellation benefit shall be paid in a lump sum to the Owner and shall be due upon Our receipt of a proper request for implementation of this option, mailed or delivered to Us at an address We designate. Should the Owner die during the Cancellation Period, the Annuitant will have the right to exercise this option for the remainder of the Cancellation Period and would receive the lump sum payment if the cancellation option is used.

This Endorsement may also be invoked in the event that an Annuitant, and a Joint Annuitant, if any, dies within [six (6) months] of the Annuity Certificate Date. The death benefit shall be due and payable once We receive a notification of death acceptable to Us. The lump sum benefit will be paid to the Owner, if living, or if not, to the Beneficiary. No residual benefit would remain once this cancellation option has been exercised or a death benefit has been paid, and any such payment shall fully discharge Us from any further liability.

When this Endorsement is attached to a Certificate the annuity income payable under the Certificate will be less than it would have been without the Endorsement. The difference in income amount will vary depending upon the age of the Annuitant(s) and the type of annuity income option selected.

Calculating the Cancellation Value

The amount of the lump sum benefit for a voluntary cancellation will be determined by calculating the actuarial present value, if any, of future variable and fixed Annuity Benefits,

    1. The value of future Variable Annuity Income is calculated by applying the Assumed Investment Return factor, and the mortality rates used to initially determine annuity payments, to the future Variable Annuity Benefits which are to be paid in accordance with the Annuity Income Option then remaining and in effect on the exercise date. The future Variable Annuity Benefit used in this calculation is determined by multiplying the Annuity Unit value next computed after We receive the request, or on the date of notification for a death, by the current number of Annuity Units for each Subaccount, and summing for all Subaccounts.

    2. The value of future Fixed Annuity Income will be determined by applying the then current annuity purchase rates, established in accordance with the Fixed Account section of the Policy, to the Fixed Annuity Income which is to be paid in accordance with the Annuity Income Option then remaining and in effect on the exercise date. The current annuity purchase rates we use in calculating the benefit will be no more than three percent (3%) greater than or less than the interest rate used in originally calculating the stream of annuity payments at the Certificate Date.

Calculating the Death Benefit Value

Once payments have begun, the amount of the lump sum benefit in consideration of a death within [six (6) months] of the Certificate Date will be determined by calculating the value of future Variable Annuity Income, if any, as described above under Calculating the Cancellation Value (Item 1), and adding the net premium allocated to Fixed Annuity Income, if any, minus any payments already made.

The lump sum benefit amount, as calculated under this provision, may increase or decrease in accordance with the methodology as described herein.

We reserve the right to charge a fee for cancellations, which will be deducted from the lump sum payment at the time a cancellation is effected. Such fee will be shown on the Certificate Schedule.

The effective date of this Endorsement is the Certificate Date.

              SIGNED AT THE HOME OFFICE ON THE CERTIFICATE DATE.

                                /s/ [ILLEGIBLE]
                                ---------------
                                President

14GVCO403-Rev(11/05)